Exhibit 99.69
News Release
Theratechnologies Announces Publication of Combined Tesamorelin
Phase 3 Results in JCEM
Montreal, Canada — June 24, 2010 — Theratechnologies (TSX: TH) today announced that the article entitled, “Effects of Tesamorelin (TH9507), a Growth Hormone-Releasing Factor Analog, in Human Immunodeficiency Virus-Infected Patients with Excess Abdominal Fat: A Pooled Analysis of Two Multicenter, Double-Blind Placebo-Controlled Phase 3 Trials with Safety Extension Data”, has been made available on the web site of the Journal of Clinical Endocrinology & Metabolism (http://jcem.endojournals.org) prior to its print publication. The article outlines, in detail, a pooled analysis of two Phase 3 studies of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
Dr. Steven Grinspoon, MD, one of the authors of the article and a researcher at Massachusetts General Hospital and Harvard Medical School, provided a summary of the results during an oral presentation at ENDO 2010, The Endocrine Society’s annual meeting held this week in San Diego, California. The presentation was entitled: “Effects of Tesamorelin, a Growth Hormone-Releasing Analog, over 52 Weeks in HIV-Infected Patients with Excess Abdominal Fat: A Pooled Analysis of 2 Multicenter, Randomized, Placebo-Controlled Phase 3 Trials.”
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat in HIV-infected patients with lipodystrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

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